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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Spectrian Corporation (Name of Issuer)
Common Stock, $.001 Par Value Per Share (Title of Class of Securities)
847608106 (CUSIP Number)
Donald J. Wilkins, Esq. REMEC, Inc. 3790 Via de la Valle Del Mar, CA 92014 (858) 505-3713	With a copy to: Victor A. Hebert, Esq. Randall B. Schai, Esq. Heller Ehrman White & McAuliffe LLP 333 Bush Street San Francisco, CA 94104 (415) 772-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 29, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

        Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 847608106	13D	Page 2 of 9 Pages

1	Names of Reporting Persons. REMEC, INC. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) I.R.S. Identification No.: 95-3814301

2	Check the Appropriate Box if a Member of a Group*			(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds* WC

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization California

NUMBER OF SHARES		7	Sole Voting Power N/A
BENEFICIALLY
OWNED BY EACH REPORTING		8	Shared Voting Power 1,025,287(1)
PERSON WITH
		9	Sole Dispositive Power N/A

		10	Shared Dispositive Power N/A

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,025,287(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

13	Percent of Class Represented by Amount in Row (11) Approximately 8.2%(2)

14	Type of Reporting Person* CO

*SEE INSTRUCTION BEFORE FILLING OUT!
(1)
REMEC may be deemed to be the beneficial owner of 1,025,287 shares of Spectrian Common Stock, including 996,264 shares of Spectrian Common Stock subject to options covered under the Voting Agreements (as described in Item 4) that are exercisable at the discretion of the appropriate D&O Stockholder within 60 days of October 29, 2002. REMEC expressly disclaims beneficial ownership of any of the shares of Spectrian Common Stock covered by the Voting Agreements.

(2)
Based upon 11,466,961 shares of Spectrian Common Stock outstanding as of October 24, 2002 (as represented by Spectrian in the Restated Merger Agreement) and 996,264 shares of Spectrian Common Stock subject to options covered by the Voting Agreements that are exercisable within 60 days of October 29, 2002, the number of shares of Spectrian Common Stock beneficially owned by REMEC represents approximately 8.2% of the outstanding Spectrian Common Stock.

Page 3 of 9 Pages

        The Schedule 13D filed on May 29, 2002 by REMEC, Inc. is hereby amended and restated as follows:

Item 1.  Security and Issuer.

        This Schedule 13D (the "Schedule") relates to the common stock, $0.001 par value per share ("Spectrian Common Stock"), of Spectrian Corporation, a Delaware corporation ("Spectrian"). The address of the principal executive office of Spectrian is 350 West Java Drive, Sunnyvale, California 94089.

Item 2.  Identity and Background.

        (a)  This Schedule is filed on behalf of REMEC, Inc., a California corporation ("REMEC").

        (b)  The address of the principal executive office of REMEC is 3790 Via de la Valle, Del Mar, California 92014. Set forth on Schedule I is the name of each of REMEC's directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization other than REMEC in which such employment is conducted.

        (c)  REMEC is a designer and manufacturer of high frequency subsystems used in the transmission of voice, video and data traffic over wireless communications networks and in space and defense electronics applications.

        (d)  During the last five years, neither REMEC nor, to REMEC's knowledge, any person named in Schedule I to this Schedule, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)  During the last five years neither REMEC nor, to REMEC's knowledge, any person named in Schedule I to this Schedule, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

        (f)  REMEC is a corporation organized under the laws of the State of California. To REMEC's knowledge each of the individuals named in Schedule I to this Schedule is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

        As an inducement to REMEC's entering into the Agreement and Plan of Merger and Reorganization, dated as of May 19, 2002, by and among REMEC, Reef Acquisition Corp., a newly formed Delaware corporation and wholly owned subsidiary of REMEC ("Merger Sub"), and Spectrian (the "Merger Agreement"), certain directors and executive officers of Spectrian (each a "D&O Stockholder" and collectively, the "D&O Stockholders") entered into Voting Agreements each dated as of May 19, 2002 with REMEC (each a "Voting Agreement" and collectively, the "Voting Agreements"). On October 29, 2002, REMEC entered into an Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of October 29, 2002, by and among REMEC, Merger Sub and Spectrian (the "Restated Merger Agreement"). Pursuant to the Voting Agreements, each D&O Stockholder has agreed to vote in favor of the merger of Merger Sub with and into Spectrian (the "Merger"). The Voting Agreements cover a total of 1,025,287 shares of Spectrian Common Stock, assuming exercise of all stock options covered by the Voting Agreements that are exercisable at the discretion of the appropriate D&O Stockholder within 60 days of October 29, 2002.

        Subject to the Restated Merger Agreement at the effective time of the Merger, each share of outstanding Spectrian Common Stock will be converted into the right to receive one share of common stock, $0.01 par value per share, of REMEC ("REMEC Common Stock"). REMEC did not pay additional consideration to the D&O Stockholders in connection with the execution and delivery of the Voting Agreements.

Page 4 of 9 Pages

        References to, and descriptions of, the Merger, the Merger Agreement, the Restated Merger Agreement and the Voting Agreements are qualified in their entirety by reference to copies of the Merger Agreement, the Restated Merger Agreement and the form of Voting Agreement included as Exhibit 1, Exhibit 2 and Exhibit 3, respectively, to this Schedule, and are incorporated herein in their entirety where such references and descriptions appear.

Item 4.  Purpose of Transaction.

        (a)-(j)  Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Spectrian with Spectrian remaining as the surviving corporation (the "Surviving Corporation") and becoming a wholly owned subsidiary of REMEC.

        The form of certificate of incorporation attached to the Restated Merger Agreement will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended. The bylaws of Merger Sub as in effect immediately prior to the effective time of the Merger will become the bylaws of the Surviving Corporation until thereafter amended. The board of directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the directors and officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

        Spectrian has represented and warranted to REMEC in the Restated Merger Agreement that Spectrian has taken all action necessary to amend the Amended and Restated Preferred Shares Rights Agreement between Spectrian and Mellon Investor Services, L.L.C. dated January 15, 1997, as amended (the "Rights Agreement") to provide, among other things, that the Merger will not result in the triggering of any rights or obligations under the Rights Agreement. In addition, the Restated Merger Agreement contains provisions that limit the ability of Spectrian to engage in a transaction that would entail a change of control of Spectrian during the pendency of the Restated Merger Agreement.

        The Voting Agreements cover 1,025,287 shares of Spectrian Common Stock, assuming exercise of all stock options covered by the Voting Agreements that are exercisable at the discretion of the appropriate D&O Stockholder within 60 days of October 29, 2002. Pursuant to the Voting Agreements, each D&O Stockholder agrees that, so long as the Voting Agreements are in effect, at any meeting of the stockholders of Spectrian, and in any action by written consent of the stockholders of Spectrian, the D&O Stockholder shall, unless otherwise directed in writing by REMEC, vote or cause to be voted all such D&O Stockholder's shares of Spectrian Common Stock: (i) in favor of the approval of the Merger and adoption of the Restated Merger Agreement and any matter that could reasonably be expected to facilitate the Merger; (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or other obligation or agreement of Spectrian under the Restated Merger Agreement; (iii) against any action or agreement that would cause any provision contained in Section 8 of the Restated Merger Agreement to not be satisfied; and (iv) against the following actions (other than the Merger and the transactions contemplated by the Restated Merger Agreement): (x) any Acquisition Proposal (as defined in the Restated Merger Agreement); (y) any change in a majority of the members of the board of directors of Spectrian; or (z) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the other transactions contemplated by the Restated Merger Agreement or the Voting Agreements. The Voting Agreements will terminate upon the earlier to occur of the date upon which the Restated Merger Agreement is terminated and the effective time of the Merger.

Page 5 of 9 Pages

        Upon consummation of the transactions contemplated by the Restated Merger Agreement, Spectrian Common Stock will cease to be quoted on the Nasdaq National Market System and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act").

        Other than as described in this Item 4 or as set forth in the Restated Merger Agreement, REMEC currently has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Spectrian or any of its subsidiaries; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Spectrian or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Spectrian or any of its subsidiaries; (d) any change in the present board of directors or management of Spectrian, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Spectrian; (f) any other material change in Spectrian's business or corporate structure, including but not limited to, if Spectrian is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in Spectrian's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Spectrian by any person; (h) causing a class of securities of Spectrian to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Spectrian becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

        References to, and descriptions of, the Merger, the Merger Agreement, the Restated Merger Agreement and the Voting Agreements are qualified in their entirety by reference to the copies of the Merger Agreement, the Restated Merger Agreement and the form of Voting Agreement included as Exhibit 1, Exhibit 2 and Exhibit 3, respectively, to this Schedule, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

        (a)-(b)  As a result of the Voting Agreements, REMEC may be deemed to be the beneficial owner of 1,025,287 shares of Spectrian Common Stock, assuming exercise of all stock options covered by the Voting Agreements that are exercisable at the discretion of the appropriate D&O Stockholder within 60 days of October 29, 2002. Based on the number of shares of Spectrian Common Stock outstanding as of October 24, 2002 (as represented by Spectrian in the Restated Merger Agreement) and the shares of Spectrian Common Stock subject to options covered by the Voting Agreements that are exercisable within 60 days of October 29, 2002, the number of shares of Spectrian Common Stock indicated represents approximately 8.2% of the outstanding Spectrian Common Stock. REMEC may be deemed to have the power to direct the vote of the shares of Spectrian Common Stock subject to the Voting Agreements with respect to those matters described in Item 4 above. However, REMEC (i) is not entitled to any rights as a stockholder of Spectrian as to the shares of Spectrian Common Stock subject to the Voting Agreements and (ii) disclaims any beneficial ownership of the shares of Spectrian Common Stock covered by the Voting Agreements. REMEC does not have the power to dispose of the shares of Spectrian Common Stock covered by the Voting Agreements. Except as described in this Schedule, neither REMEC, nor to the best knowledge of REMEC, any of the persons listed on Schedule I beneficially owns any shares of Spectrian Common Stock.

        (c)  Except as described herein, REMEC has not effected any transaction in Spectrian Common Stock during the past 60 days and, to REMEC's knowledge, none of the persons named in Schedule I has effected any transaction in Spectrian Common Stock during the past 60 days.

Page 6 of 9 Pages

        (d)  Except as set forth in this Schedule, neither REMEC nor, to the knowledge of REMEC, any of the persons listed on Schedule I has the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of, the shares of Spectrian Common Stock covered by the Voting Agreements.

        (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

        The information set forth in Item 4 of this Schedule is incorporated herein by this reference. Other than as disclosed in this Schedule or as set forth in or contemplated by the Restated Merger Agreement, the Voting Agreements and the Spectrian Affiliate Agreements (as described in the Restated Merger Agreement), to the knowledge of REMEC, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

        The following documents are filed as exhibits:

  1.
  Agreement and Plan of Merger and Reorganization, dated as of May 19, 2002, by and among REMEC, Inc., a California corporation, Reef Acquisition Corp., a Delaware corporation and wholly owned subsidiary of REMEC, Inc., and Spectrian Corporation, a Delaware corporation.*

  2.
  Form of Voting Agreement, dated as of May 19, 2002, between REMEC, Inc., a California corporation, and certain stockholders of Spectrian Corporation, a Delaware corporation.*

  3.
  Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of October 29, 2002, by and among REMEC, Inc., a California corporation, Reef Acquisition Corp., a Delaware corporation and wholly owned subsidiary of REMEC, Inc., and Spectrian Corporation, a Delaware corporation.**

*
Previously filed with the Securities and Exchange Commission as an exhibit to the Schedule 13D filed by REMEC, Inc. on May 29, 2002.

**
Incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Spectrian Corporation on October 31, 2002.

Page 7 of 9 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

Dated: November 1, 2002
REMEC, INC.

	By:	/s/ DONALD J. WILKINS Donald J. Wilkins Vice President, General Counsel and Secretary

Page 8 of 9 Pages

SCHEDULE I

        The following is a list of the directors and executive officers of REMEC:

BOARD OF DIRECTORS

Name	Business Address	Present Principal Occupation	Citizenship
Ronald E. Ragland	3790 Via de la Valle, Del Mar, CA 92014	Chairman of the Board and Chief Executive Officer of REMEC, Inc.	United States
Thomas A. Corcoran	c/o REMEC, Inc., 3790 Via de la Valle, Del Mar, CA 92014	President of Corcoran Enterprises, LLC	United States
Mark D. Dankberg	c/o REMEC, Inc., 3790 Via de la Valle, Del Mar, CA 92014	Chairman of the Board, President and Chief Executive Officer of ViaSat, Inc.	United States
William H. Gibbs	c/o REMEC, Inc., 3790 Via de la Valle, Del Mar, CA 92014	Private Investor	United States
Andre R. Horn	c/o REMEC, Inc., 3790 Via de la Valle, Del Mar, CA 92014	Retired Chairman of the Board of Joy Manufacturing Company	United States
Jeffrey M. Nash	c/o REMEC, Inc., 3790 Via de la Valle, Del Mar, CA 92014	President of Digital Perceptions, Inc.	United States

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation	Citizenship
Ronald E. Ragland	3790 Via de la Valle, Del Mar, CA 92014	Chairman of the Board and Chief Executive Officer	United States
H. Clark Hickock	3790 Via de la Valle, Del Mar, CA 92014	Executive Vice President, Global Manufacturing Operations	United States
Jack A. Giles	3790 Via de la Valle, Del Mar, CA 92014	Executive Vice President Defense Group	United States
David L. Morash	3790 Via de la Valle, Del Mar, CA 92014	Executive Vice President and Chief Financial Officer	United States
Jon E. Opalski	3790 Via de la Valle, Del Mar, CA 92014	Executive Vice President, Mobile Wireless Group	United States
Denny E. Morgan	3790 Via de la Valle, Del Mar, CA 92014	Senior Vice President and Chief Engineer	United States
William F. Sweeny	3790 Via de la Valle, Del Mar, CA 92014	Senior Vice President, Worldwide Sales and Marketing	United States

Page 9 of 9 Pages

Exhibit Index

Exhibit No.	Description
2.1	Agreement and Plan of Merger and Reorganization, dated as of May 19, 2002, by and among REMEC, Inc., a California corporation, Reef Acquisition Corp., a Delaware corporation and wholly owned subsidiary of REMEC, Inc., and Spectrian Corporation, a Delaware corporation.*
2.2	Form of Voting Agreement, dated as of May 19, 2002, between REMEC, Inc., a California corporation, and certain stockholders of Spectrian Corporation, a Delaware corporation.*
2.3
Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of October 29, 2002, by and among REMEC, Inc., a California corporation, Reef Acquisition Corp., a Delaware corporation and wholly owned subsidiary of REMEC, Inc., and Spectrian Corporation, a Delaware corporation.**

*
Previously filed with the Securities and Exchange Commission as an exhibit to the Schedule 13D filed by REMEC, Inc. on May 29, 2002.

**
Incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Spectrian Corporation on October 31, 2002.

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SIGNATURE
Exhibit Index